Exhibit 99.1

Youku Inc. Filed 2011 Annual Report on Form 20-F

BEIJING, China, April 16, 2012 — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2011 with the Securities and Exchange Commission on April 10, 2012. The annual report is available on the Company’s website at http://ir.youku.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

For more information, please contact:

Investor Relations:
Ryan Cheung
Corporate Finance Director
Youku Inc.
Tel: +86-10-5885-1881 x6090
Email: ryan.cheung@youku.com